1 For Immediate Release: February 3, 2026 Attention: Business Editors VERSABANK ANNOUNCES STABLECORP’S QCAD AS FIRST STABLECOIN CUSTOMER – Digital Asset Custody Services Represent New, Highly Efficient Revenue Stream with Significant Long-Term Growth Potential – LONDON, ON/CNW – VersaBank (or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to- business digital banking, as well as technology solutions for cybersecurity, today announced it has signed a definitive agreement with Stablecorp Digital Currencies Inc. (“Stablecorp”), a pioneering Canadian digital asset infrastructure company and servicer of the QCAD Digital Trust and whose investors include Coinbase, Circle, DeFi Technologies and FTP Ventures, under which the Bank will serve as the custodian for Stablecorp’s QCAD stablecoin. QCAD recently became Canada's first regulatory compliant Canadian-dollar stablecoin. “Stablecorp is on the leading edge of the mainstream adoption of digital currency in Canada and we are proud they have chosen VersaBank and our proprietary VersaVault® technology for their QCAD stablecoin custody requirements,” said David Taylor, Founder and President, VersaBank. “VersaVault® is entirely unique in its technological approach to the security of digital assets with proven performance and validated by SOC 2 (Type I) certification, considered to be the gold standard in data security. As a federally regulated, national bank in both Canada and the United States, we believe we offer the ultimate value proposition for the custody of digital assets on both sides of the border.” Mr. Taylor added, “Like our bank-issued Real Bank Deposit Tokens™ (RBDTs™), we believe non-bank-issued stablecoins will play a meaningful role in the coming revolution of the payments economy alongside bank-issued tokenized deposits. We look forward to capitalizing on these separate and distinct opportunities based on our existing, proven technology, deep expertise and early mover advantage, each of which could contribute significant balances of low-cost deposits via new channels.” "Securing this custodial relationship with a federally regulated, Schedule I bank is a significant milestone for our industry, placing Stablecorp at the forefront of modernizing Canada’s financial infrastructure.” said Kesem Frank, Chief Executive Officer, Stablecorp. “This collaboration with VersaBank marks a new standard for the Canadian digital asset industry, specifically in the context of stablecoin issuance. The VersaVault® solution provides an ideal fusion of regulatory integrity and technological security, which is key to our mission of connecting Canada with the global digital economy in a secure and compliant way.” VersaBank will earn both a fee based on the value of QCAD assets held in custody and a spread based on the QCAD deposits. Net interest income earned from stablecoin custody activities will be included in net interest income on cash and securities and will not impact net interest margin on credit assets.

2 About the QCAD Digital Trust and Stablecorp The QCAD Digital Trust is an Ontario trust that holds the reserve assets on behalf of holders of QCAD. Stablecorp is one of Canada's leading digital asset infrastructure companies, focused on building professional-grade blockchain solutions. In partnership with industry leaders, Stablecorp creates refined, scalable and compliant products, such as QCAD, that serve as the foundation for the next generation of financial services. Further information about QCAD, including the reserve assets and the terms and conditions associated with the QCAD program can be found on the Stablecorp website (www.stablecorp.ca) and under the trust's profile on SEDAR+ at www.sedarplus.ca. About VersaVault® VersaVault® is the world's first digital vault for security conscious organizations looking to secure their highly sensitive and confidential documents, data, code, blockchain-based assets and more, addressing the need for regulated custody of digital assets with secure platforms. VersaVault® distinguishes itself as a SOC2 Type 1 audited, security-centric digital asset storage solution that utilizes military-grade hardware within a dedicated, private data center specifically designed for highly secure and sensitive operations and is logically air-gapped from both the public internet and public blockchains and not hosted on public cloud infrastructure. VersaVault® implements robust security protocols, including stringent multi-factor authentication, robust identity checks, and mandatory, but adjustable, multi-party approvals authorization for users to securely manage and access their high value assets. About VersaBank VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minneapolis-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary tokenized deposits. Forward-Looking Statements VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank’s control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within in which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws,

3 including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank’s ability to anticipate and manage the risks associated with these factors. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward-looking statement contained in this press release or made from time to time by VersaBank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.